Free Writing Prospectus Dated September 20, 2018	Filed pursuant to Rule 433
(To Preliminary Prospectus Supplement dated September 10, 2018 and Prospectus dated September 20, 2018)	Registration Statement No. 333-227263 333-227263-01

Sasol Financing USA LLC
$750,000,000 6.500% Notes due 2028
Fully and Unconditionally Guaranteed by Sasol Limited

Pricing Term Sheet
September 20, 2018

Issuer:	Sasol Financing USA LLC
Guarantor:	Sasol Limited
Principal Amount:	$750,000,000
Net Proceeds (before expenses):	$746,767,500
Maturity Date:	September 27, 2028
Coupon:	6.500%
Price to Public:	99.869% of principal amount, plus accrued interest, if any, from September 27, 2018
Yield to Maturity:	6.518%
Benchmark Treasury:	UST 2.875% due August 15, 2028
Spread to Benchmark Treasury:	+345 basis points
Benchmark Treasury Price and Yield:	98-11+ / 3.068%
Interest Payment Dates:	March 27 and September 27, commencing March 27, 2019
Day Count Fraction:	30 / 360
Change of Control:	101%
Redemption Provisions:
Make-whole Call:	At any time prior to June 27, 2028 at a discount rate of Treasury plus 50 basis points
Par Call:	On or after June 27, 2028 at 100%
Tax Redemption:	100%
Trade Date:	September 20, 2018
Expected Settlement Date:	September 27, 2018 (T+5)
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	80386W AB1 / US80386WAB19
Expected Listing:	New York Stock Exchange
Corporate Ratings*:	Moody’s: Baa3 (Stable) / S&P: BBB- (Stable)
Expected Security Ratings*:	Moody’s: Baa3 / S&P: BBB-
Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Bank PLC
HSBC Bank plc
Mizuho International plc
MUFG Securities Americas Inc.
SMBC Nikko Capital Markets Limited

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Amendments to the Preliminary Prospectus Supplement

The preliminary prospectus supplement dated September 10, 2018 (the “Preliminary Prospectus Supplement”) shall be amended by replacing the table under the heading entitled “SUMMARY” in the section entitled “Summary Financial and Other Information” on page S-12 with the following table:

	For the year ended June 30,
	2018	2017	2016	2015	2014
	(ZAR in millions)
Adjusted EBITDA(1)	52,413	47,627	53,992	60,042	72,615

(1)                                 Defined as earnings before interest and tax (EBIT), depreciation and amortization, share-based payments, remeasurement items and unrealized hedging losses/(gains).  Adjusted EBITDA is a non-IFRS financial measure and should not be viewed as a substitute for any IFRS financial measure.  We have presented this non-IFRS measure in this prospectus supplement because we consider it to be an important supplemental measure for investors, analysts and our management to evaluate our profitability and operating performance.

The reconciliation of earnings before interest and tax (EBIT) to Adjusted EBITDA is as follows:

	For the year ended June 30,
	2018	2017	2016	2015	2014
	(ZAR in millions)
Earnings for the year	10,146	21,513	15,027	31,162	30,417
Taxation	5,558	8,495	8,691	14,431	14,696
Finance income	(1,716)	(1,568)	(1,819)	(1,274)	(1,220)
Finance expenses	3,759	3,265	2,340	2,230	1,925
Earnings before interest and tax (EBIT)	17,747	31,705	24,239	46,549	45,818
Depreciation and amortization	16,425	16,204	16,367	13,567	13,516
Share-based payments(a)	4,431	226	494	(881)	5,652
Remeasurement items	9,901	1,616	12,892	807	7,629
Unrealized hedging losses/(gains)	3,909	(2,124)	—	—	—
Adjusted EBITDA	52,413	47,627	53,992	60,042	72,615

The Preliminary Prospectus Supplement shall be further amended by inserting the following text under the heading entitled “CAPITALIZATION” on page S-41:

2

Since June 30, 2018, our total debt has increased by approximately R13 billion, as a result of (i) a weakening in the US dollar/South African rand exchange rate to R14.92 to $1.00 as of September 17, 2018, and (ii) we have drawn an additional $575 million under our revolving credit facility to finance capital expenditures related to the LCCP.

***

It is expected that delivery of the securities will be made against payment therefor on or about September 27, 2018, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days may be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the securities who wish to make such trades should consult their own advisors.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146; or by calling J.P. Morgan Securities plc collect at +1-212-834-4533; or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1-800-294-1322.

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